Concentra Biosciences, LLC SC TO-T

Exhibit (a)(1)(C)

Offer to Purchase
All Outstanding Shares of Common Stock
of

CARGO THERAPEUTICS, INC.

at
A Cash Amount of $4.379 per Share, Plus One Non-Transferable Contractual Contingent Value Right for Each Share (“CVR”), Which Represents the Right to Receive One or More Potential Cash Payments, Contingent upon: (i) the Receipt of Proceeds from Any CVR Product Disposition that Occurs Within Two (2) Years Following the Merger Closing Date and Such Proceeds Are Received by the Second (2nd) Anniversary Following the Merger Closing Date; and (ii) Closing Net Cash in Excess of $217,500,000, As Determined Within Thirty (30) Days Following the Merger Closing Date, as Described in the CVR Agreement.

Pursuant to the Offer to Purchase

Dated July 21, 2025
by

CONCENTRA BIOSCIENCES, LLC

CONCENTRA MERGER SUB VII, INC.
a wholly owned subsidiary of Purchaser

TANG CAPITAL PARTNERS, LP

TANG CAPITAL MANAGEMENT, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON AUGUST 18, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

July 21, 2025

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Concentra Biosciences, LLC, a Delaware limited liability company (“Parent” or “Purchaser”), to act as Depositary and Paying Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CARGO Therapeutics, Inc., a Delaware corporation (“CARGO”), for: (i) $4.379 per Share in cash (the “Cash Amount”); plus (ii) one non-transferable contractual contingent value right for each Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. On July 7, 2025, the CARGO board of directors (the “CARGO Board”) at a duly called and held meeting, duly and by unanimous vote: (i) determined that the terms of the Merger Agreement, the Offer and the other transactions contemplated by the Merger Agreement and the CVR Agreement (collectively, the “Transactions”) are advisable, fair to, and in the best interests of, CARGO and CARGO’s stockholders; (ii) approved and declared advisable the Merger Agreement and the Transactions; (iii) authorized and approved the execution, delivery and performance by CARGO of the Merger Agreement and the consummation by CARGO of the Transactions; (iv) resolved to recommend that CARGO’s stockholders accept the Offer and tender their shares of CARGO Common Stock in the Offer; and (v) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL.

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to CARGO’s willingness to enter into the Merger Agreement, Tang Capital Partners, LP, a Delaware limited partnership (“TCP” or “Guarantor”) and sole member of Parent, delivered to CARGO a duly executed limited guaranty (the “Limited Guaranty”), dated as of the date of the Merger Agreement, in favor of CARGO, in respect of certain obligations of Parent and Concentra Merger Sub VII, Inc., a Delaware corporation (“Merger Sub”) under the Merger Agreement and the CVR Agreement. Certain obligations under the Limited Guaranty are subject to a cap of $213,100,000, which includes certain Enforcement Costs, under the Merger Agreement and an amount equivalent to the CVR Proceeds, plus Enforcement Costs up to the CVR Expense Cap, under the CVR Agreement. Tang Capital Management, LLC, a Delaware limited liability company (“TCM”), is the sole manager of Parent and the general partner of TCP. Accordingly, TCP and TCM are considered co-offerors in the Offer.

The Offer is not subject to any financing conditions. Certain conditions to the Offer are described in Section 9 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.The Offer to Purchase;

2.The Letter of Transmittal for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.CARGO’s solicitation/recommendation statement on Schedule 14D-9; and

4.A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute after 11:59 p.m., Eastern Time, on August 18, 2025, unless the Offer is extended or earlier terminated.

For Shares to be properly tendered pursuant to the Offer, the share certificates (if any) or confirmation of receipt of such Shares under the procedure for book-entry transfer through The Depository Trust Company (“DTC”) with an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Surviving Corporation (as defined in the Offer to Purchase) will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent for the Offer at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Equiniti Trust Company, LLC

Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Alliance Advisors, LLC

You may call Alliance Advisors, LLC, the Information Agent for the Offer, toll-free at 1-844-202-5733 or email them at crgx@allianceadvisors.com.